

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2010

Antonio Treminio
Chief Executive Officer and Chief Financial Officer
Novo Energies Corporation
750 Cote de Place d'Armes, Suite 64
Montréal,Québec Canada H2Y 2X8

> **Re: Novo Energies Corporation**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed July 14, 2010**
> **File No. 000-53723**

Dear Mr. Treminio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A(T). Controls and Procedures, page 40

1. Please revise to disclose any changes in your internal control over financial reporting in accordance with Item 308T(b) of Regulation S-K.

Report on Internal Control over Financial Reporting

2. We note your disclosure that "management has concluded that the Company's internal control over financial reporting is limited as of March 31, 2010." Please revise to state clearly, in unqualified language, whether your internal control over financial reporting was effective or not effective as of March 31, 2010.

3. We note that you have identified material weaknesses in the company's control process. Please revise your disclosure to state when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

Report on Disclosure Controls and Procedures

4. It appears from your disclosure that you have identified material weaknesses in your internal control over financial reporting, but you have concluded that your disclosure controls and procedures were effective. Please tell us how these material weaknesses affected your conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose your revised conclusion on the effectiveness of your disclosure controls and procedures as of March 31, 2010.

Exhibit 31.1
Section 302 Certification

5. We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
- you replaced the phrase "the registrant's other certifying officer(s) and I" with "I" in paragraph 4 and 5.
- the head note to paragraphs 4 and 5 do not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
- you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K
- disclosure in paragraph 4 (a), (b) and (c) does not include the required wording
- disclosure in paragraph 5(a) does not include the required wording
- remove paragraph 6
Please revise your certification to address the issues above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac, Staff Accountant, at (202) 551-3398 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services